Riverstone Networks, Inc.

5200 Great America Parkway

Santa Clara, California 95054

February 3, 2005

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Robert Bell

Re:	Riverstone Networks, Inc.

Request for Withdrawal of Registration Statement on Form S-3

(File No. 333-89758)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Riverstone Networks, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-89758), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2002 and amended on March 3, 2003 and April 4, 2003.

This request for withdrawal is based upon the Company’s conclusion that it does not currently meet the eligibility requirements for use of Form S-3. No securities were sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions regarding this matter, please contact Thomas W. Kellerman of Morgan, Lewis & Bockius LLP, the Company’s outside counsel, at (650) 843-7550.

Very truly yours,

/s/ NOAH D. MESEL
Noah D. Mesel Senior Vice President and General Counsel Riverstone Networks, Inc.